Aflac Incorporated 2014 Form 10-K
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	2014	2013	2012	2011	2010
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$2,951	$3,158	$2,866	$1,937	$2,328
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	451,204	464,502	466,868	466,519	469,038
Dilutive effect of share-based awards	2,796	2,906	2,419	2,851	4,047
Weighted-average outstanding shares used in the computation of earnings per share - diluted	454,000	467,408	469,287	469,370	473,085
Earnings per share:
Basic	$6.54	$6.80	$6.14	$4.16	$4.96
Diluted	6.50	6.76	$6.11	4.12	4.92
Amounts prior to 2012 have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.